UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2008.
Commission File Number 000-50656
InNexus Biotechnology Inc.
(Translation of registrant’s name into English)
1055 W. Hastings Street, Suite 2200 Vancouver, BC V6E 2E9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InNexus Biotechnology Inc. (Registrant)
Date November 26, 2008	By	/s/ Wade Brooksby
(Signature)*
Wade Brooksby Chief Financial Officer

*	Print the name and title under the signature of the signing officer.

Consolidated Financial Statements
(Expressed in Canadian dollars)
INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Three months ended September 30, 2008 and 2007

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
NOTICE OF NO AUDITOR REVIEW OF
INTERIM FINANCIAL STATEMENTS
Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.
The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.
The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	September 30,	June 30,
	2008	2008
	(unaudited)	(audited)
ASSETS

Current assets:
Cash and cash equivalents	$978,933	$3,121,819
Cash held in trust	336,205	461,188
Accounts receivable	40,013	43,628
Prepaid expenses and other	105,840	118,641

Total current assets	1,460,991	3,745,276
Property and equipment, net (note 3)	2,322,679	2,383,106
Technology rights, net (note 4)	62,495	78,119
Capitalized product development	1,002,743	—

TOTAL ASSETS	$4,848,908	$6,206,501

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$252,220	$318,503
Accrued liabilities	995,058	617,068
Dividend payable (note 8(c))	671,236	603,541
Debt portion of preferred shares (note 8(c))	854	424

Total current liabilities	1,919,368	1,539,536

Commitment for drug development (note 6(a))	—	—

Shareholders’equity:
Common shares, no par, unlimited shares authorized, 69,621,116 issued and outstanding (June 30, 2008 - 69,621,116) (note 8(a))	14,507,157	14,532,157
Preferred shares — exchangeable, no par, 6,917,188 shares authorized 2,258,594 issued and outstanding (June 30, 2008 - 2,258,594) (note 8(b))	60,286	60,286
Preferred shares — series A convertible, no par, 27,500 shares authorized, 22,565 issued and outstanding (note 8(c))	1	1
Contributed surplus	8,568,427	8,523,406
Deficit accumulated during the development stage	(20,206,331)	(18,448,885)

Total shareholders’ equity	2,929,540	4,666,965

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$4,848,908	$6,206,501

See accompanying notes to consolidated financial statements.
Approved on behalf of the Board of Directors:

“Jeff Morhet”	Director	“Wade Brooksby”	Director

JEFF MORHET		WADE BROOKSBY

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Consolidated Statements of Operations
(Expressed in Canadian dollars)
(unaudited)

	Three months ended
	September 30,
	2008	2007

Revenues
Rental Revenue	$—	$—

Total revenues	—	—

Operating expenses (note 11)
Reimbursements received for development commitment (note 6(a))	—	(1,333,119)
Research and development	682,324	737,439
General and administrative	1,008,566	1,419,152
General and administrative — related party (note 5)	—	78,524

Total operating expense	1,690,890	901,996

Operating loss	(1,690,890)	(901,996)

Other income (expense):
Interest income	1,139	32,055
Interest expense (note 8(c))	(67,695)	(45,130)

Total other income	(66,556)	(13,075)

Net loss and comprehensive loss	$(1,757,446)	$(915,071)

Basic and diluted loss per share (note 9)	(0.03)	(0.02)

Weighted average number of common shares outstanding (note 9)	75,267,511	53,744,648
See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)

Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian dollars)
(unaudited, unless otherwise noted)

			Preferred shares		Preferred shares			Deficit accumulated
	Common shares		exchangeable		series A convertible		Contributed	during the development
	Shares	Amount	Shares	Amount	Shares	Amount	Surplus	stage
BALANCES, June 30, 2007 (audited)	52,098,253	$11,973,466	2,758,594	$186,748	22,565	$1	$5,481,725	$(12,561,243)

Preferred shares — series A debt accretion (note 8(c))	—	—	—	—	—	—	(26)	—
Stock-based compensation (note 8(d))	—	—	—	—	—	—	176,480	—
Net Loss	—	—	—	—	—	—	—	(915,071)

BALANCES, September 30, 2007 (unaudited)	52,098,253	$11,973,466	2,758,594	$186,748	22,565	$1	$5,658,179	$(13,476,314)

BALANCES, June 30, 2008 (audited)	69,621,116	$14,532,157	2,258,594	$60,286	22,565	$1	$8,523,406	$(18,448,885)

Placement costs	—	(25,000)	—	—	—	—	—	—
Preferred shares — series A debt accretion (note 8(c))	—	—	—	—	—	—	(430)	—
Stock-based compensation (note 8(d))	—	—	—	—	—	—	45,451	—
Net Loss	—	—	—	—	—	—	—	(1,757,446)

BALANCES, September 30, 2008 (unaudited)	69,621,116	$14,507,157	2,258,594	$60,286	22,565	$1	$8,568,427	$(20,206,331)

See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(unaudited)

	Three months ended
	September 30,
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(1,757,446)	$(915,071)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization	96,194	129,407
Accrued interest preferred shares — series A	67,695	45,130
Stock based compensation	26,896	176,480
Release of cash restricted for drug development	—	656,789
Changes in non-cash operating working capital:
Accounts receivable	3,615	—
Prepaids and other assets	137,784	53,269
Accounts payable and accrued liabilities	311,707	55,993
Commitment for drug development	—	(1,333,118)

Net cash used in operating activities	(1,113,555)	(1,131,121)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash restricted for drug development		709,710
Purchase of equipment	(86,571)	(729,824)
Capitalization of development costs	(917,760)	—

Net cash used in investing activities	(1,004,331)	(20,114)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance costs	(25,000)	—

Net cash used in financing activities	(25,000)	—

Decrease in cash and cash equivalents	(2,142,886)	(1,151,235)
Cash and cash equivalents, beginning of period	3,121,819	2,860,551

Cash and cash equivalents, end of period	$978,933	$1,709,316

Supplementary information:
Interest paid	$—	$—
Taxes paid	—	—
Non-cash investing and financing activities
Accretion of preferred shares — series A to debt	430	26
Capitalized depreciation	66,428	—
Capitalized stock based compensation	18,555	—
See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
1.	Going concern:

InNexus Biotechnology Inc. (“InNexus,” “IXS” or the “Company”) is incorporated under the laws of British Columbia. On July 3, 2003, the Company changed its name from Cusil Venture Corporation (“Cusil”) to InNexus Biotechnology Inc. in connection with a business combination. The Company is a drug development company focused on commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (“DXLTM”) technology. DXLTM technology seeks to improve the therapeutic potency of existing monoclonal antibody products by increasing the binding to target antigen, enhancing antibody effector functions and installing new properties into antibodies. The Company is a development stage enterprise and commercial operations have not yet commenced.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s continuation as a going concern is uncertain and dependent on successfully bringing its technologies to market, achieving future profitable operations and obtaining additional sources of financing to sustain its operations, the outcome of which cannot be predicted at this time. These consolidated financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should the Company not be able to continue in its operations.

2.	Significant accounting policies:
(a)	Basis of presentation:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They include the accounts of the Company and its subsidiaries InNexus, Inc. (“IXI”), InNexus Exchange Corp. (“IEC”), both of which are U.S. corporations, InNexus Biotechnology International Limited (“IBIL”) and InNexus Bioscience (Barbados) Inc., Barbados corporations, and North Bioscience Inc., a British Columbia corporation, all of which are wholly-owned. All intercompany transactions and balances have been eliminated.

Effective June 27, 2003, Cusil, which on July 3, 2003 changed its name to InNexus Biotechnology Inc., with its wholly owned subsidiary IEC, completed the acquisition of 100% of the outstanding shares of IXI. Concurrently, the shareholders of IXI obtained control of Cusil/lnNexus through the exchange of IXI shares for shares of the Company; as a result, Cusil/InNexus’ transaction with IXI has been accounted for in these consolidated financial statements as a reverse takeover. Consequently, the consolidated statements of operations and deficit and cash flows for the period from IXI’s incorporation on July 20, 1997 to June 30, 2003 reflect IXI’s results from operations and cash flows combined with those of Cusil/InNexus from the reverse takeover on June 27, 2003 to June 30, 2003. In subsequent periods, the consolidated statements of operations, and deficit and cash flows reflect the results of operations and cash flows of the consolidated Company.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
2.	Significant accounting policies (continued):
(b)	Development stage enterprise:

The accompanying consolidated financial statements have been prepared in accordance with the provisions of The Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline (AcG-11) Enterprises in the Development Stage.

(c)	Cash and cash equivalents:

Cash equivalents are highly liquid investments which are readily convertible to contracted amounts of cash having an original maturity of three months or less. Restricted cash is contractually obligated to be used by the Company for normal and routine operations related to specific research activities in existence at the time of the restriction. Cash held in trust represents funds of the Company which are disbursed upon final closing of legal processes such as private placement agreements. At September 30, 2008, cash held in trust included amounts which are subject to a contested claim; the contested amounts are included in accounts payable. Periodically, the Company’s cash balances may be in excess of federally insured limits. At September 30, 2008 and June 30, 2008, there were no restricted cash balances.

(d)	Property and equipment:

Property and equipment are recorded at cost less accumulated amortization. Amortization is provided on the straight line basis over the estimated useful lives from the time the equipment is put in use:

Asset	Rate

Laboratory equipment	five years
Computer hardware and software	three years
Office equipment	five years
Leasehold improvements	ten years
Gains and losses on depreciable assets retired or sold are recognized in the statement of operations in the year of disposal. Repairs and maintenance expenditures are expensed as incurred.

(e)	Technology rights:

Acquisition costs for technology rights are capitalized and amortized on a straight-line basis over their estimated useful lives of five years.

Research costs are charged as an expense in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless they meet generally accepted criteria for deferral and amortization. Once they meet the criteria for deferral and amortization, the Company defers further costs directly related to the development of the project, net of refundable investment tax credits and government assistance, until such time as the project reaches commercial production or the project is abandoned or sold. At that time, all deferred costs on that project will either be amortized over its estimated useful life, or written-down to the estimated amount recoverable, as appropriate.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
2.	Significant accounting policies (continued):
(e)	Technology rights (continued):

The carrying value of technology rights does not necessarily reflect present or future values. The ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these technology rights.

(f)	Impairment or disposal of long-lived assets.

The Company assesses the impairment of equipment or technology rights whenever events or changes in circumstances indicate that the carrying values may not be recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable and exceeds its fair value. The carrying amount of the long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposal of the asset. No provision for write-downs with respect to long-lived assets has been made to date.

(g)	Development contract:

During fiscal 2007, the Company entered into a contract with Royalty Pharma for the sale of potential future revenue rights to an undeveloped product (note 6(a)). The contract carries milestones which, if achieved, will trigger additional proceeds. The Company conducts development activities which complement the Company’s ability to meet these milestones. All proceeds received under the contract are non-refundable and carry no additional performance requirements. The Company accounts for the contract under the guidance set forth in Statement of Financial Accounting Standard No. 68 “Research and Development Agreements” (“SFAS 68”), since performance under the contract depends solely on the results of the development having future economic benefit. As a result, the Company has recognized deferred proceeds as a commitment for drug development on the balance sheet and applies costs incurred for applicable development costs. At the time the Company can establish precedence for the use of this type of contract as a recurring operating activity, deferred proceeds may be recognized as revenue in accordance with contractual reporting standards.

(h)	Financial instruments: Disclosures and Presentation:

Effective July 1, 2008, the Company adopted two new CICA standards, Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation” which together replace Section 3861 “Financial Statements – Disclosure and Presentation.” The new disclosure standards increase the emphasis on the risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new presentation standard carries forward the former presentation requirements. The adoption of these sections did not have a material effect on the Company’s unaudited interim consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
2.	Significant accounting policies (continued):
(i)	Management of capital:

The Company’s objectives when managing capital are:
To safeguard the Company’s ability to continue as a going concern in order to pursue the development of its products and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable level; and
To provide an adequate return to shareholders commensurate with the level of risk associated with a development stage biotechnology company.

In the management of capital the Company includes cash and cash equivalents, cash held in trust, dividends payable, commitment for drug development and the components of shareholders’ equity to provide a capital deficiency of $2,285,638 at September 30, 2008 (June 30, 2008 — $1,687,499). The capital deficit was offset by $998,135 cash proceeds from the successful completion of the private placement of convertible debentures in November 2008 (note 12).

The Company sets the amount of capital in proportion to risk and manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the number of shares issued, sell assets, enter into mergers and acquisitions, acquire debt or enter into some other form of financing facility.

In order to maximize ongoing research and development of its products, the Company does not pay out dividends on common shares.

The Company expects its current capital resources will be sufficient to carry its research and development plans and operations into the second quarter of fiscal 2009 upon successful completion of the November 2008 private placement (note 12).

The Company is not subject to any externally imposed capital requirements.

(j)	Revenue recognition:

Nonrefundable fees received under licensing agreements are recognized as revenue when the Company has completed all significant continuing obligations to the other party.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
2.	Significant accounting policies (continued):
(k)	Stock-based compensation:

The Company follows the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to account for grants under this plan. As recommended by Section 3870, the Company has adopted the fair value method for stock-based compensation. The fair value of stock options is determined by the Black-Scholes Option Pricing Model.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the equity instruments issued, and the awards are re-measured at each reporting date during the vesting period as the options are earned. Any changes therein are recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The fair value of awards to employees is typically measured at the grant date and amortized over the vesting period. All of the Company’s option grants have a graded vesting schedule; the Company measures related compensation costs on a straight-line basis over the requisite service period for the entire award.

(l)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and losses carried forward. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The Company recognizes in its financial statements the impact of a tax position if that position is more likely than not to be sustained on audit, based on the technical merits of the position. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax asset will not be realized.

(m)	Comprehensive income:

Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources and other comprehensive income comprises revenues, expenses, gains and losses that, in accordance with generally accepted accounting principles, are recognized in comprehensive income but excluded from net income.

(n)	Net loss per common share:

Basic loss per share is computed by dividing loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. The computation of diluted loss per share does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
2.	Significant accounting policies (continued):
(o)	Foreign currency translation:

The Company’s functional currency is the United States dollar. Reported balances for financial reporting have been translated into Canadian dollars using a convenience translation adjustment at the exchange rate as reported by the Bank of Canada as of the date of the most recent balance sheet.

(p)	Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of impairment of technology rights, useful lives and methods for amortization, and valuation of stock options and warrants. Actual results may differ from those estimates.

(q)	Reclassifications:

Certain of the prior periods’ comparative figures have been reclassified to conform to the presentation adopted for the current year. The reclassifications had no effect on net income, loss per share or cash flows.

(r)	International Financial Reporting Standards (“IFRS”):

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. InNexus will be required to report interim and annual financial statements relating to fiscal periods beginning on July 1, 2011. The transition date of July 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended June 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(s)	Recent Accounting Pronouncements:

The following accounting standards were recently issued by the CICA. The Company is currently evaluating the impact of these new standards on its consolidated financial statements.

CICA Handbook Section 3064, Goodwill and Intangible Assets, amends the standards for recognition, measurement, presentation and disclosure of intangible assets for profit-oriented enterprises. These standards are effective for the Company’s annual and interim financial statements beginning July 1, 2009. Standards concerning goodwill are unchanged from previous standards.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
3.	Property and equipment:

Equipment consists of the following:

	September 30,	June 30,
	2008	2008
Laboratory equipment	$2,110,441	$2,028,472
Computer hardware and software	159,374	154,772
Office equipment	223,054	223,054
Leasehold improvements	734,535	734,535

	3,227,404	3,140,833

Accumulated amortization	(904,725)	(757,727)

Total equipment, net	$2,322,679	$2,383,106

For the three months ended September 30, 2008 and 2007, the Company recorded $80,570 and $129,406 of amortization expense related to property and equipment.

4.	Technology rights:

Technology rights consist of the following:

	September 30,	June 30,
	2008	2008
DXL™ rights	$254,076	$254,076
1F7 rights	10,000	10,000
Additional antibodies	312,482	312,482

	576,558	576,558

Accumulated amortization	(514,063)	(498,439)

Technology rights, net	$62,495	$78,119

Estimated aggregate amortization expense for technology rights for subsequent years is as follows:

2009 (nine months remaining)	$46,872
2010	15,623

Total	$62,495

For the three months ended September 30, 2008 and 2007, the company recorded $15,624 and $28,828 of amortization expense related to technology rights.
In July 2003, the Company notified the unrelated holder of the 1F7 license of their breach of a sub-license agreement held between two subsidiaries of the Company. The Company has ceased use of the sub-license pending resolution of the matter. The Company has concluded that there has not been a material impairment in the value of its acquired 1F7 rights.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
5.	Related parties:

Consulting expenses of nil and $78,524 were recognized by the Company for management services provided by related parties during the three months ended September 30, 2008 and 2007, respectively.

6.	Commitments and contingent liabilities:
(a)	Development commitments:

Royalty Pharma

On June 6, 2007, the Company sold to RP Dynamic™Cross-Linking LP (“Royalty Pharma” — an unrelated party) rights to potential future revenues for DXL™ products to be developed with the Company’s technologies using two antibodies to be selected by Royalty Pharma. Royalty Pharma purchased rights to the first antibody on June 6, 2007 and exercised its option for the purchase of rights to the second antibody on February 7, 2008. The sales entitle Royalty Pharma to 50% of the revenues of DXL™ products developed from each of the selected antibodies.

Sale proceeds are committed to use within the Company’s research activities. If both parties agree that the Company’s development of each antibody has reached a mutually agreed potency target, Royalty Pharma must elect to either 1) pay an additional US$15,000,000 to the Company for additional development of each antibody within twelve months of meeting the potency target, or 2) incur a reduction of its purchased rights from 50% to 10% of revenues on the future products. If Royalty Pharma selects option (2), the Company will have the right to sell the DXL™ product to a third party. In the event InNexus enters into a third party agreement and Royalty Pharma does not elect to make the additional payment, its revenue interest will be calculated based upon 10% of the payments made to InNexus by the third party (subject to a floor of 5% of the third party’s net sales) instead of 10% of net sales of future products.

The Company received US$2,000,000 in June 2007 for the sale rights to the first antibody product and US$2,500,000 in February 2008 for the second. All proceeds are restricted until spent on research and development activities and are reported as a commitment for drug development on the balance sheet. In February 2008, InNexus met accounting criteria for capitalization of its first antibody, DXL625, and began capitalization of development expenses in accordance with CICA Handbook Section 3064, Goodwill and Intangible Assets.

Development costs for products giving rise to royalties under the contract during the three months ending September 30, 2008 and 2007 included expenses of $601,108 and $623,407, respectively, capitalized development costs of $1,002,743 and nil, respectively and capitalized equipment costs of nil and $712,153, respectively.

In March 2008 at the annual general meeting, the shareholders approved payment of compensation to the Company’s CEO as consideration of additional proceeds, if any, received by the Company under the Royalty Pharma contract. As of September 30, 2008, no additional proceeds had been received, and no additional compensation was owed.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
6.	Commitments and contingent liabilities (continued):
(a)	Development commitments (continued):

Technology rights:

In October 2004, the Company acquired all rights, title and interest to technology rights for specific additional antibodies from ImmPheron, which subsequently became a related party. Consideration included a royalty of 3% on net sales of any products the Company develops from the antibodies, and payment, if any, of 10% of income received by the Company from third party licenses of products developed from the antibodies. As of September 30, 2008, no such royalties had become payable by the Company.

(b)	Leases:

The Company has entered into operating leases for office and laboratory space located at the Mayo Clinic’s MCCRB Building in Scottsdale, Arizona with non-cancelable lease payments of US$55,902 per month through September 2016. Aggregate minimum annual lease commitments under non-cancelable operating leases as of September 30, 2008 are as follows:

Fiscal year:	US$

2009 (nine months remaining)	$503,118
2010	670,824
2011	670,824
2012	670,824
2013	670,824
Thereafter	2,180,178

$5,366,592

Gross expenses incurred under operating leases were (CAN$) $183,229 and $182,531 for the three months ended September 30, 2008 and 2007, respectively. For the three months ended September 30, 2008, the Company netted $31,987, of sublease income against gross rent expense and capitalized $34,994 of rent expense.

(c)	Contingent liabilities:

From time to time the Company is involved in litigation relating to claims arising from its operations in the normal course of business. The Company utilizes various risk management strategies, including employee education and the maintenance of liability insurance against certain risks.

Subject to the uncertainty inherent in all litigation, the Company does not believe at the present time that the resolution of these legal proceedings is likely to have a material adverse effect on the Company’s financial position, operations or cash flows.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
7.	Financial instruments:

Financial instruments of the Company consist of cash and cash equivalents, cash held in trust, accounts receivable, prepaid and other current assets, accounts payable, accrued liabilities, dividends payable, the debt portion of preferred shares and commitment for drug development. The fair value of these financial instruments approximates their carrying amount due to their immediate or short-term maturity. The debt portion of preferred shares is reported at amortized cost which approximates fair value since it is recorded using an effective interest rate method. The Company has classified its financial instruments as follows:

	September 30,	June 30,
	2008	2008

Financial assets
Cash and cash equivalents, cash held in trust held-for-trading, recorded at fair value	$1,315,138	$3,583,007
Accounts receivable, prepaids and other current assets held-for-trading, recorded at fair value	$145,853	$162,269

Financial liabilities
Accounts payable, accrued liabilities and dividends payable recorded at amortized cost	$1,918,514	$1,539,112
Debt portion of preferred shares recorded at amortized cost	$854	$424
Commitment for drug development recorded at amortized cost	—	—
The Company has not identified or measured any embedded derivatives that require separation for the three months ended September 30, 2008 or the year ended June 30, 2008. The Company is required to identify and measure embedded derivatives that require separation from the related host contract and measure those embedded derivatives at fair value. Subsequent changes in fair value of embedded derivatives are recognized in the consolidated statement of loss in the period the change occurs.
The Company did not have any available-for-sale financial instruments during the three months ended September 30, 2008 or the year ended June 30, 2008.
Credit risk
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.
Financial instruments that potentially expose the Company to significant concentrations of credit risk consist principally of cash and equivalents. The Company’s investment policies are designed to mitigate the possibility of deterioration of principal, enhance the Company’s ability to meet its liquidity needs, and to provide high returns within those parameters. Cash and equivalents are on deposit with a Canadian chartered bank and an FDIC insured American bank.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
7.	Financial instruments (continued):

Interest rate risk

Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in the market interest rates.

The Company is exposed to interest rate risk arising from fluctuations in interest rates on its cash and cash equivalents and short-term investments that earn interest at market rates. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Based on the net exposures as at September 30, 2008, and assuming that all other variables remain constant, a 1% appreciation or deterioration of the interest rate would result in a decrease/increase of $69,200 in the Company’s net loss for the three months ended September 30, 2008.

Fluctuations in market rates of interest do not have a significant impact on the Company’s results of operations due to the short term maturity of the investments held.

The Company is not exposed to interest rate risk arising from the debt portion of its preferred shares – series A stock as the dividend charged is at a fixed rate. However, should market interest rates vary significantly, the Company could be accruing dividends at a rate either higher or lower than market rates.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates primarily within the United States, although a significant portion of its expenses are incurred in Canada (“Canada dollars”). The Company also incurs a small number of transactions in Barbados, whose totals are considered to have an insignificant effect on financial reporting. The Company has not entered into foreign exchange derivative contracts. A significant change in the currency exchange rates between the Canadian dollar relative to the US or Barbados dollars could have an effect on the Company’s results of operations, financial position or cash flows.

At September 30, 2008, the Company is exposed to currency risk through its net assets denominated in US and Barbados dollars as follows

	September 30, 2008	June 30, 2008
	US $	US $
Cash and cash equivalents	$867,438	$2,786,574
Accounts payable and accrued liabilities	$(366,924)	$(308,866)

	$500,514	$2,477,708

Based on the above net exposures as at September 30, 2008, and assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the US dollar would result in a decrease/increase of $26,700 in the Company’s net loss.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
7.	Financial instruments (continued):

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.
The Company’s exposure to liquidity risk is dependent on purchasing commitments and obligations or raising of funds to meet commitments and sustain operations. The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing.
Accounts payable and accrued liabilities are due within the current operating period.
8.	Share capital:
(a)	Common shares:
At September 30, 2008, 1,473,160 common shares remain in escrow in accordance with terms of their June 2003 issuance. All common shares in escrow are scheduled to be released during the year ended June 30, 2009.
As of September 30, 2008, 2,258,594 common shares had been allocated for issuance upon the conversion of exchangeable preferred shares of IEC.
In June 2008, the Company completed a brokered private placement of 15,720,000 common share units at $0.25 and 4,000,000 prepaid warrant units at $0.25 for total gross proceeds of $4,930,000. Each common share unit consisted of one common share and one non-transferable warrant. The non-transferable warrant entitles the holder to purchase one additional common share for $0.35 for a five year period from closing. Each prepaid warrant unit consisted of one prepaid warrant and one non-transferable warrant. Each prepaid warrant has no expiry date and may be converted by the holder into one common share of the Company at no additional cost. Each prepaid warrant also entitles the holder to purchase one common share for $0.35 for a five year period from closing.
In conjunction with this placement, the Company recognized placement costs of $713,093 and issued 1,320,200 agent warrants, each of which may be converted into one common share of the Company for $0.25 for a three year period from closing. All securities are subject to a hold period which expires on October 7, 2008. The proceeds net of costs were allocated to the separate equity instruments in proportion to their fair values on the date of issuance. Share warrants were valued using the Black-Scholes model using the following assumptions:

	Share Warrants	Agent Warrants
Dividend yield	0%	0%
Risk-free interest rate	3.46%	3.30%
Expected life (years)	2.5	1.5
Expected volatility	157%	136%
Forfeiture rate	10%	12%

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
8.	Share capital (continued):
(a)	Common shares (continued):
In February 2008, the Company completed a non-brokered private placement of 1,136,363 units with the Chief Executive Officer (“CEO”) for proceeds of CD$250,000. Each unit is comprised of one common share and one warrant. Each warrant is convertible into one common share of the Company at an exercise price of $0.22. The warrants expire on February 6, 2010. Issuance costs of $2,750 were netted against proceeds. The proceeds were allocated to the separate equity instruments in proportion to their fair values on the date of issuance. The warrants were valued using the Black-Scholes model using the following assumptions:

Dividend yield	0%
Risk-free interest rate	3.12%
Expected life (years)	2
Expected volatility	99%
Forfeiture rate	0%
In June 2007, as part of an agreement for the sale of future revenue rights (Note 6(a)), the Company issued 1,096,890 common shares for proceeds of $1,065,670 (US$1,000,000). Proceeds are restricted for use within the Company’s normal operating activities.
(b)	Exchangeable preferred shares:
Exchangeable preferred shares are convertible at the option of the holder into an equal number of common shares of the Company. The shares do not accrue dividends.
At September 30, 2008, 1,175,156 exchangeable preferred shares remain in escrow in accordance with terms of their June 2003 issuance. All shares in escrow are scheduled to be released during the year ended June 30, 2009.
(c)	Series A convertible preferred shares:
In October 2005, the Company completed a private placement with institutional investors consisting of 27,500 units valued at $100 each; each unit was comprised of one Series A convertible preferred share and 400 warrants. 25,000 of the units were offered for cash proceeds of $2,500,000 and 2,500 units were issued to settle a bridge loan payable with a principal amount of $250,000. Total issuance costs of $321,444 included finders’ fees of 8% of the gross proceeds and 660,000 warrants.
Each Series A convertible preferred share will bear a cumulative 8% dividend increasing to 12% in the third and succeeding years. Each preferred share is convertible into 400 common shares of the Company at the option of the holder for a period of five years after issuance. At September 30, 2008 and June 30, 2008 $671,236 and $603,541 of dividends, respectively, were accrued.
Each warrant will entitle the holder to purchase one additional common share of the Company at a price of $0.25 per share for five years from the closing date. The issuance allows for cashless conversion.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
8.	Share capital (continued):
(c)	Series A convertible preferred shares (continued):
In the event that the prevailing market price of the Company’s common share is less than $0.25, the Company will have the right until five years from issuance to redeem any outstanding Series A convertible preferred shares at a price of $100 per share, plus any accrued but unpaid dividends. After the fifth anniversary, the redemption price is $120 per share, plus any accrued but unpaid dividends.
Through the fifth anniversary after issuance, the holder, after notice of redemption, will have a “follow on” conversion right for 20 days at a price of $0.25. After the fifth anniversary, the holder will have a conversion right at the market price if the shares are issued without a four month hold period, or at the discount to market price permitted under the TSX Venture Exchange’s rules if issued with a four month hold period. Through September 30, 2008, no redemptions have occurred.
The Series A convertible preferred shares have both an equity and a debt component. The allocation from equity to debt is recorded using the effective interest method over the five year term of the holders’ conversion option. At September 30, 2008 and June 30, 2007 the allocation of the shares’ value to the debt component was $854 and $424, respectively, as reported in current liabilities.
The Company allocated the placement proceeds to the preferred shares and warrants based on the relative fair values of each instrument. The valuation of the warrants using the Black-Scholes model and the following assumptions on the date of issuance resulted in a value higher than the total proceeds:

Dividend yield	0.0%
Risk-free interest rate	3.94%
Expected life (years)	5
Expected volatility	73%
Furthermore, the beneficial conversion valuation for the preferred shares also resulted in an amount larger than the total proceeds. Since both instruments individually were determined to have values in excess of the gross proceeds, the valuation of proceeds less issuance costs was split evenly between the preferred shares and warrants, with the $1 debt portion allocated from the share value.
(d)	Stock options:
At September 30, 2008, InNexus Biotechnology Inc. has a stock option plan which is described below. Amounts recognized in the financial statements with respect to these plans are as follows:

	Three months ended
	September 30,
	2008	2007

Total cost of stock options during the period	$45,451	$176,480

Amounts charged against income, before income tax benefit	$23,547	$176,480

Amounts capitalized as reimbursed development costs	$21,904	$—

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
8.	Share capital (continued):
(d)	Stock options (continued):
InNexus Biotechnology Inc.’s Stock Option Plan (the “Plan”) was approved by the shareholders on December 20, 2005 and last amended by the shareholders on March 17, 2008. The plan permits the grant of common share options for up to 10,746,923 shares of common stock. Stock option awards are granted with an exercise price at or above the market price of InNexus’ shares at the date of grant. All option grants have a graded vesting schedule whereby each grant vests ratably over an eighteen month period. Certain share options provide for accelerated vesting if there is a change in control (as defined in the Plan).
The fair value of each share option award is estimated on the date of grant using the Black-Scholes option pricing model based on the assumptions noted in the following table. Because fair value pricing models incorporate ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on historical volatility of InNexus’ shares and other factors such as expected changes in volatility arising from planned changes in InNexus’ business operations.
InNexus uses historical data to estimate share option exercise and employee departure behavior used in the Black-Scholes option pricing model; groups of Plan participants (employees and non-employees) that have similar historical behavior are considered separately for valuation purposes. The expected term of share options granted is estimated as the average midpoint between vesting dates and expiration dates for the grant; it represents the estimated period of time that the options are expected to be outstanding. The risk-free rate for periods within the contractual term of the share option is based on the Government of Canada marketable bonds with an average yield of the expected lives of the options as reported by the Bank of Canada.

	Three months ended September 30,
	2008	2007

Expected volatility	90 – 116%	75 – 83%

Weighted-average volatility	99%	76%

Expected dividends	—	—

Expected term (in years)	1.4 – 2.9 years	2 – 5 years

Risk-free rate	2.85 – 4.57%	3.89 – 4.60%

Expected forfeiture rate	1 – 11%	—

Weighted-average issuance fair value	$0.13	$0.17

Total Intrinsic value of options exercised	N/A	N/A

Total fair value of options vested	$1,713,341	$705,918

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
8.	Share capital (continued):
(d)	Stock options (continued):
A summary of share option activity under the Plan as of September 30, 2008 and changes during the year then ended is presented below:

			Weighted-
		Weighted-	average
		average	Remaining
	Number of	Exercise Price	Contractual	Aggregate
	Options	($)	Term (Years)	Intrinsic Value

Outstanding at July 1, 2008	7,573,509	$0.39	3.38	—

Granted	820,000	$0.13	4.32	—

Exercised	—	$0.00	—	—

Forfeited	(154,000)	$0.33	2.44	—

Expired	—	$0.00	—	—

Outstanding at September 30, 2008	8,239,509	$0.37	3.45	—

Exerciseable at September 30, 2008	4,821,136	$0.47	2.75	—
A summary of the status of InNexus’ non-vested stock options as of September 30, 2008, and changes during the three months then ended is as follows:

Nonvested at July 1, 2008	3,541,366	$0.13

Granted	820,000	$0.09

Vested	(902,660)	$0.14

Forfeited	(40,333)	$0.29

Nonvested at September 30, 2008	3,418,373	$0.10
As of September 30, 2008, there was $339,127 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.27 years.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
8.	Share capital (continued):
(e)	Share purchase warrants:
For the three months ended September 30, 2008:

Exercise	Exercise	June 30,			Expired/	September 30,
Expiry Date	Price	2008	Granted	Exercised	Forfeited	2008

August 10, 2008	0.50	177,778	—	—	(177,778)	—
August 25, 2008*	0.50	6,366,317	—	—	(6,366,317)	—
March 15, 2009	1.17	322,925	—	—	—	322,925
January 26, 2010	0.67	150,000	—	—	—	150,000
January 26, 2010	1.34	150,000	—	—	—	150,000
February 6, 2010	0.22	1,136,363	—	—	—	1,136,363
October 7, 2010	0.25	5,283,000	—	—	—	5,283,000
October 7, 2010	0.25	660,000	—	—	—	660,000
June 17, 2011	0.25	1,320,200	—	—	—	1,320,200
June 17, 2013	0.35	19,720,000	—	—	—	19,720,000
None	0.00	5,646,395	—	—	—	5,646,395

		40,932,978	—	—	(6,544,095)	34,388,883

For the year ended June 30, 2008:

Exercise	Exercise	June 30,			Expired/	June 30,
Expiry Date	Price	2007	Granted	Exercised	Forfeited	2008

September 6, 2007	0.30	1,605,000	—	—	(1,605,000)	—
August 10, 2008	0.50	177,778	—	—	—	177,778
August 25, 2008*	0.50	6,366,317	—	—	—	6,366,317
March 15, 2009	1.17	322,925	—	—	—	322,925
January 26, 2010	0.67	150,000	—	—	—	150,000
January 26, 2010	1.34	150,000	—	—	—	150,000
February 6, 2010	0.22	—	1,136,363	—	—	1,136,363
October 7, 2010	0.25	5,283,000	—	—	—	5,283,000
October 7, 2010	0.25	660,000	—	—	—	660,000
June 17, 2011	0.25	—	1,320,200	—	—	1,320,200
June 17, 2013	0.35	—	19,720,000	—	—	19,720,000
None	0.00	1,646,395	4,000,000	—	—	5,646,395

		16,361,415	26,176,563	—	(1,605,000)	40,932,978

*	65% warrants must be remitted in sufficient numbers to allow issuance of common shares at their 100% equivalent units. All warrants reported are reported as 100% equivalent units.
In June 2008, the Company issued 4,000,000 prepaid warrants, 19,720,000 stock purchase warrants and 1,320,200 agent warrants in connection with a brokered private placement (see note 8(a)). The prepaid warrants have no expiry date and no exercise price. The stock purchase warrants and agent warrants may each be converted into one common share of the Company at exercise prices of $0.35 and $0.25, respectively.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
8.	Share capital (continued):
(e)	Share purchase warrants (continued):
The stock purchase warrants and agent warrants have exercise periods of five and three years, respectively. The prepaid warrants were valued using the Company’s stock price and the stock purchase and agent warrants were valued using the Black-Scholes model using the assumptions in note 8(a).
In February 2008, the Company issued 1,136,363 stock purchase warrants in a private placement with the Chief Executive Officer. The warrants have an exercise price of $0.22 and may be exercised over a 2 year period. The warrants were valued using the Black-Scholes model using the assumptions in note 8(a).
Prepaid warrants are included in the Company’s loss per share calculation because of their equivalency to common shares.
9.	Net loss per share:
Basic and diluted losses per share have been computed by dividing the net loss available to common shareholders including prepaid warrant holders for each respective period by the weighted average shares outstanding during that period. All non-prepaid warrants, options and convertible preferred shares representing 19,244,103 and 20,393,673 incremental shares for the three months ending September 30, 2008 and 2007, respectively, have been excluded from the computation of diluted loss per share as they are anti-dilutive due to the losses generated. For September 30, 2008 and 2007, net loss available for common shareholders has been increased by $671,236 and $404,217, respectively, for accrued dividends payable to shareholders of preferred stock — Series A.
10.	Income taxes:
Substantially all of the difference between the actual tax expense (recovery) of nil and the expected federal and provincial/state statutory corporate income tax recovery relates to losses not recognized.

The significant components of the Company’s future income tax assets and liabilities are as follows:

	September 30,	June 30,
	2008	2008

Future income tax assets:
Equipment and other assets	$(56,818)	$57,498
Share issue costs	289,996	377,587
Losses carried forward:
Canada	3,916,594	3,192,884
United States	—	—

Total future income tax assets	4,149,772	3,627,969

Valuation allowance	(4,149,772)	(3,627,969)

Future income tax assets, net of allowance	$—	$—

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
10.	Income taxes (continued):
Income tax expense (recovery) before valuation allowances differs from that which would be expected from applying the combined effective Canadian federal and provincial income tax rates of 30.32% (fiscal 2008 – 30.50%) to loss before income taxes. The difference results from the following:

	Three months ended September 30,
	2008	2007

Expected income tax (recovery)	$(532,658)	$(915,071)
Difference resulting from:
Amortization	(116,492)	129,407
Non-deductible meals and entertainment	3,236	4,505
Stock based compensation	13,781	176,480
Share issuance costs	(92,894)	(42,680)

Future income taxes (recovery)	$(725,027)	$(647,359)

The Company has the following approximate unused tax deductions available as at September 30, 2008:

Cumulative eligible capital	$841
Canadian development expense	70,000
Canadian exploration expense	46,708
Canadian oil and gas property expense	79,263
Undepreciated capital costs	(384,208)
Share issue costs	956,451

Future income taxes (recovery)	$769,055

At September 30, 2008, the Company has available losses for tax purposes in Canada of approximately $12,917,526 which may be applied to reduce taxable income until 2029.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
11.	Operating expenses:
The Company’s operating expenses consist of the following:

	Three months ended September 30,
	2008	2007

Research and development:
Compensation	$218,283	$194,858
Benefits and payroll taxes	18,934	36,519
Amortization expense	66,429	94,299
Communications	2,867	3,851
Conferences and employee training	10,622	1,640
Consulting fees	42,795	125,549
Stock based compensation	16,312	13,929
Scientific advisory board	23,270	34,130
Director fees	19,215	6,949
Legal and accounting	69,117	53,684
Office and general expense	26,520	20,404
Insurance	385	4,797
Marketing	6,709	13,541
Rent	76,412	37,072
Research supplies	41,657	72,207
Travel	42,797	24,010

Total research and development	682,324	737,439

General and administrative
Compensation	353,565	256,786
Benefits and payroll taxes	40,618	41,864
Amortization expense	29,765	35,107
Communications	4,032	8,762
Conferences and employee training	18,016	12,170
Consulting fees	30,392	340,941
Stock based compensation	7,235	87,073
Director fees	132,982	39,380
Finance charges	1,134	283
Foreign currency translation	(63,125)	(5,479)
Insurance	22,015	27,184
Legal and accounting	300,452	206,084
Marketing and promotion	6,845	76,732
Office and general	35,645	45,979
Publications and research	191	2,577
Rent	44,401	155,394
Travel	44,403	88,315

Total general and administrative:	1,008,566	1,419,152
General and administrative — related party
Consulting fees	—	24,832
Stock based compensation	—	53,692

Total general and administrative — related party	—	78,524

Total operating expenses	$1,690,890	$2,235,115

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(unaudited)
12.	Subsequent events:
Private Placement
On November 21, 2008 in a private placement, the Company issued $2,458,000 of unsecured convertible debentures. The notes mature on November 21, 2010 and accrue interest at 10% payable quarterly beginning November 21, 2009. The notes are convertible at the option of the holder into common shares of the Company at a conversion price of $0.10 per common share. The Company may opt to redeem the convertible debentures at the $0.10 conversion price if the Company’s common stock price exceeds $0.30 for thirty consecutive trading days prior to the maturity date. For the notes, the Company received cash proceeds of $998,135, satisfaction of accrued and future expenses of $175,394 and applied a redemption of 10,000 preferred shares – series A at $100 per share and accrued dividends on the shares of $294,466 (note 8(c)).
$530,000 of the placement was made with board members and senior management of the Company. A non-related party received a $10,500 finder’s fee in accordance with policies of the TSX Venture Exchange.
13.	Development Stage Products:
The Company has commenced multiple projects, all of which are related to the commercialization of our DXL™ technology for improving the therapeutic potency of existing monoclonal antibody products. DXL625, DXL702 and DXL1218 are current development efforts related to specific products. DXLdiagnostics is an improved antibody-based diagnostics test and our DXLmouse will facilitate in vivo recombinant production techniques of our DXL™ antibodies.
Project totals to date as of September 30, 2008:

	DXL625	DXL702

Capitalized costs	$2,313,647	$—

Contractual reimbursements of development expenses	$(1,310,905)

Net capitalized costs	$1,002,742	$—

Development expenses	$1,788,486	$1,728,326

Contractual reimbursements of development expenses	$(1,788,486)	$(1,127,218)

Development expenses recognized in income	$—	$601,108

Revenues	$—	$—

Management Discussion and Analysis
for the three months ended September 30, 2008

INNEXUS BIOTECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For The Three Months Ended September 30, 2008
The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes for the year ended June 30, 2008 which were prepared and audited in accordance with Canadian generally accepted accounting principles (“GAAP”). All dollar amounts are expressed in Canadian dollars unless otherwise indicated. This discussion and analysis is dated as of November 21, 2008.
The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided, including but not limited to all documents filed on SEDAR (www.SEDAR.com).
As used in this Management’s Discussion and Analysis, the terms “InNexus,” “the Company,” “we,” “us,” or “our” mean InNexus Biotechnology Inc and its consolidated subsidiaries as a whole, unless the context indicates otherwise. Except as otherwise stated, the information contained herein is as of September 30, 2008.
Special Note on Forward Looking Statements
Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward-looking statements are usually identified by our use of certain terminology, including but not limited to “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Without limiting the generality of the foregoing, such factors may include the outcome of research and development programs, clinical trials and other scientific based activities, approval of drug applications by FDA or other regulatory bodies, the outcome of licensing and other prospective third party negotiations, actions of existing or yet unidentified competing products or companies, new scientific discoveries, changes in market conditions for the Company’s technology or products based thereon and numerous other factors, including those outlined in other disclosure documents filed by the Company on SEDAR at www.SEDAR.com. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements. Although we believe these forward-looking statements are based on reasonable assumptions, statements made regarding future results are subject to a number of assumptions, uncertainties and risks that could cause future results to be materially different from the results stated or implied in this document.

1

INNEXUS BIOTECHNOLOGY INC.
Overview and Corporate Development Update
InNexus Biotechnology Inc. is headquartered in Vancouver, British Columbia with principal management and developmental facilities based in Scottsdale, Arizona on the campus of The Mayo Clinic. These development facilities provide validation of protein and peptide discoveries, enabling the Company and its strategic partners to advance novel drug therapeutics and diagnostics.
InNexus is engaged in monetizing its technology for its own product development projects whether independently, through collaborations with strategic partners and/or through business development activities for the licensing of our technologies and services. The Company’s business strategy is focused on developing and marketing Dynamic Cross Linking (“DXL™”) technology to the biotechnology and pharmaceutical community for the purpose of rapidly launching and developing multiple candidates. In addition, the Company has developed a diagnostics tool using DXL™ technology. The Company is focusing on early stage research and development efforts and entering into development agreements. The Company may be paid front-end payments, milestone payments, and royalties for the use of our technology, internal expertise for rapid R&D, and products based on DXL™ technology. InNexus is focused on developing products and moving them through a transaction which will provide additional funds to the Company for the creation of additional products.
The Company has a dual mission of monetizing the Company’s technology through partnerships and advancing DXL™ technology into the clinic.
Monetizing DXL™ Technology
The Company is monetizing its technology by identifying product candidates, providing proof-of-principle research, negotiating licensing and/or co-development agreements which may include advance royalty sales, and entering into multiple, ongoing partnering discussions.
InNexus developed its DXL™ technology and is using it to isolate and expand individual antibodies for the treatment of numerous diseases, including cancer. DXL™ technology is a drug development approach that adds secondary properties to monoclonal antibodies (binding is a primary property) and applies to virtually every antibody product currently in development. Adding these secondary properties can increase the potency of antibodies while creating new intellectual property. For example, the Company utilized DXL™ technology with a humanized monoclonal antibody cleared by the FDA for the treatment of non-Hodgkin’s, B-Cell lymphoma (NHL). DXL™ technology greatly enhanced the killing of cancer cells in culture by this antibody, dramatically increasing its potential potency with further in vivo scientific study ongoing.
InNexus’ DXL™ technology has applications for developers of monoclonal antibody products The technology could potentially enable them to:
•
Increase potency and thus profitability of FDA-approved products as well as extend patent life. There are currently approved and pending antibody products with a large combined market potential; such products have consumed one-half to two-thirds of their patent life before reaching the product approval stage;

•
Create new patents on existing antibody diagnostics and therapeutics. Each antibody developed with DXL™ technology may represent a new, patentable invention; this allows InNexus and partners to pursue products and markets in which there are already established competitors;

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Convert existing, non-product grade antibodies into ones with product potential (this may represent the largest potential long-term use of the technology platform with thousands of such antibody candidates); and

•	Create new uses and large new markets for antibody products which did not previously exist.

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INNEXUS BIOTECHNOLOGY INC.
DXL™ technology gives us a strategic competitive advantage that few other biotech companies have: the ability to use existing FDA approved products with DXL™ technology to make them more effective and extend their patent life, but without changing the fundamental characteristics of how the product seeks its target such as cancer. This gives us the chance to cut years of time and millions of dollars off the typical product development cycle, allowing us to establish value for our products or ‘monetize’ our R&D efforts much more quickly than our competitors.
During the past year, InNexus advanced on its goal of monetizing DXL™ technology by:
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entering into a collaborative partnership with St. Joseph’s Hospital in Phoenix, Arizona USA which will focus on the development of treatments for women with endometriosis. The first project of the collaboration is aimed at providing new treatments to attack the problem of endometriosis, a painful condition that can lead to other conditions, such as infertility.

•
filing certain patent applications for the development of diagnostic and research tools based on our DXL™ technology platform. The tools continue development as a quantitative amplification technology aimed at improving and speeding up the development of antibody-based diagnostic tests offered to the pharmaceutical and diagnostics industry and to contract research organizations.

•
Filing for patent protection for certain in vivo recombinant production techniques of our DXL™ antibodies. The DXLmouse™ is another R&D tool that enables InNexus to target a desirable antibody, introduce the antibody into the mouse and then have that animal produce the desired antibody incorporating InNexus’ DXL™ technology.

•	receiving patent grants in Germany, Spain, France, Great Britain and Italy further expanding patent protection of its DXL technology in Europe.
Advancing DXL™ into the Clinic
The Company’s advancement of DXL™ technology toward the clinic is anticipated to involve additional partnerships or agreements. In fiscal 2007, InNexus completed a significant partnership agreement and we continue negotiations with multiple potential partners for other collaborative arrangements.
Although DXL™ is a fundamentally diverse technology with important synergies for the development of products, partners and other uses such as diagnostics, we believe our best opportunities come from rapid product development using our DXL™ technology. We also believe that by focusing on existing FDA approved antibody products that can be suitably enhanced with DXL™, we can significantly reduce the time and cost to develop new products. During initial development and/or clinical trials, we can offer for sale or collaborative development our products to large biotechnology and pharmaceutical companies, thereby significantly accelerating our ability to monetize our efforts. In fiscal year 2009, we continue to focus on sustaining that philosophy and launching additional products.
Our strategy for growth includes the following elements:
•	Invest financial, human and lab resources in DXL625 (CD20) and DXL702 (HER2/neu) for near-term growth.
In the past year:
•
we announced preliminary data showing an increase of potency of DXL625, compared with Rituxan®, and that DXL625 may afford greater potency in killing tumor cells and showed increased binding to the target antigen (CD20) on non-hodgkin’s lymphoma (“NHL”) tumor cells. Studies done at InNexus have also discovered that DXL625 has greater killing potency than Rituxan® in cell lines of both moderate and low expressors of CD20, the target used to attack NHL. Additional results demonstrated DXL625 more potently induced apoptosis (cell suicide) in B-cell lymphoma cells and B-cell leukemia (Hairy Cells).

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INNEXUS BIOTECHNOLOGY INC.
•
we launched a large scale primate study of DXL625. The test is designed to evaluate toxicity and pharmokinetics of our product and to measure B-cell depletion and recovery in cynomolgus monkeys. The study, which continues into fiscal 2009, is part of our drug development plan and will generate data moving us toward human clinical trial testing with DXL625.

•
we completed proof-of-principle studies for the breast cancer product DXL702(HER2); these xenotransplantation experiments established the superiority of DXL702 over Herceptin to arrest growth of tumor cell implants in immunocompromised mice. The tumor line chosen was one with low expression of the HER2 target antigen and this result provides further evidence that DXL702 can kill tumors that may evade existing treatment because of low expression of the intended target.

•
we announced the results of an extensive mouse tumor study demonstrating superiority of InNexus’ DXL625 (CD20) versus Rituxan in the xenograft model. An independent group investigating the survival of mice intravenously injected with B-lymphoma cells and treated subsequently with DXL625 showed a significant improvement in outcome compared to animals treated with equivalent doses of Rituxan.

•	Launch additional DXL™ based products
•	we added a new product, DXLr120 (CD20). This is the third product added to the growing InNexus pipeline and was developed using new recombinant methods to produce a DXL CD20 antibody.
•
we announced the development of a new antibody product from its DXL platform technology, DXL1218 (EGFR), for the prospective treatment of colorectal cancer, for which recent experimental data suggests that DXL1218 (EGFR) is superior to competing commercialized products on the market, such as ERBITUX (cetuximab), in terms of potency and efficacy.

•
we filed certain patent applications for the development of diagnostic and research tools based on our DXL™ technology platform. The tools continue development as a quantitative amplification technology aimed at improving and speeding up the development of antibody-based diagnostic tests offered to the pharmaceutical and diagnostics industry and to contract research organizations.

•
we filed for patent protection for certain in vivo recombinant production techniques of our DXL™ antibodies. The DXLmouse™ is another R&D tool that enables InNexus to target a desireable antibody, introduce the antibody into the mouse and then have that animal produce the desired antibody incorporating InNexus’ DXL™ technology.

•	Capture opportunities with collaborations, licensing and/or joint activities
•
we entered into a collaborative partnership with St. Joseph’s Hospital in Phoenix, Arizona USA which will focus on the development of treatments for women with endometriosis. The first project of the collaboration is aimed at providing new treatments to attack the problem of endometriosis, a painful condition that can lead to other conditions, such as infertility.

•	we announced that we had received patent grants in Germany, Spain, France, Great Britain and Italy further expanding patent protection of its DXL technology in Europe.
R&D investments are not our only strategy for driving growth. InNexus continues to work with collaborators and new corporate acquaintances to conduct proof-of-concept and joint scientific exploration activities for the potential development of innovative products and technologies.

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INNEXUS BIOTECHNOLOGY INC.
Appointments of Officers and Directors
As of September 30, 2008, the Board of Directors consisted of seven members: Jeff Morhet, CEO and Chairman of the Board; Wade Brooksby, CFO; Laurence Luke, Audit Committee Chair; Dr. Leroy Chiao, Compensation Committee Chair; Dr. J. Donald Capra, Chair of the Scientific Advisory Board; R. Glenn Williamson, Corporate Governance Committee Chair, and David Warden. In addition, officers include Dr. Thomas Kindt, Chief Scientific Officer; and Dr. Jur Strobos, Chief Medical Officer.
In September 2008, the Company expanded the board from six to seven members, with the addition of David Warden to the board. Mr. Warden was a founding partner of Yetter, Warden & Coleman, L.L.P. In his 23 years of practice, he has represented both plaintiffs and defendants in cases pertaining to antitrust, securities violations, trade secrets, patents, and other business and technology litigation. Mr. Warden is considered one of Houston’s top Lawyers from H magazine and recognized as one of the Texas “Super Lawyers” in Texas Monthly magazine from 2003-2006. Mr. Warden has published many articles during his career; “Trade Secrets and Patents: Comparison and Contrasts in Royalty Determination,” and “ How to Quantify Trade Secrets Theft,” are among them. He received his B.S. and his M.S. in Engineering from Purdue University and obtained his Juris Doctorate degree in 1981 from the University of Virginia.
The audit and compensation committees of the Board were established in fiscal year 2007. Members of both committees consist of independent directors Laurence Luke, Leroy Chiao and R. Glenn Williamson.
In March 2008, the Board established the nominating and governance committee now consisting of directors R. Glenn Williamson (chair), David Warden and Dr. J. Donald Capra.
Establishment of the Scientific Advisory Board
InNexus charges its Scientific Advisory Board with the responsibility to oversee technological development, collaborate on the best uses and marketability of intellectual property, and advise management on best practices for conducting ongoing development to effect the most efficient marketability of existing and potential technology. On September 30, 2008, our Scientific Advisory Board included Chair Dr. J. Donald Capra and members Dr. Carlos Arteaga, Dr. Judith James, Dr. Ronald Levy, Dr. John Minna, Dr. Ellen Vitetta, Dr. Martin Weigert and Dr. Maurizio Zanetti.

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INNEXUS BIOTECHNOLOGY INC.
Private Placements of Securities
On November 21, 2008 in a private placement, the Company issued $2,458,000 of unsecured convertible debentures. The notes mature on November 21, 2010 and accrue interest at 10% payable quarterly beginning November 21, 2009. The notes are convertible at the option of the holder into common shares of the Company at a conversion price of $0.10 per common share. The Company may opt to redeem the convertible debentures at the $0.10 conversion price if the Company’s common stock price exceeds $0.30 for thirty consecutive trading days prior to the maturity date. For the notes, the Company received cash proceeds of $998,135, satisfaction of accrued and future expenses of $175,394 and applied a redemption of 10,000 preferred shares — series A at $100 per share and accrued dividends on the shares of $294,466 (note 8(c)).
$530,000 of the placement was made with board members and senior management of the Company. A non-related party received a $10,500 finder’s fee in accordance with policies of the TSX Venture Exchange.
In June 2008, the Company completed a brokered private placement of 15,720,000 common share units at $0.25 and 4,000,000 prepaid warrant units at $0.25 for total gross proceeds of $4,930,000. Each common share unit consisted of one common share and one non-transferable warrant. The non-transferable warrant entitles the holder to purchase one additional common share for $0.35 for a five year period from closing. Each prepaid warrant unit consisted of one prepaid warrant and one non-transferable warrant. Each prepaid warrant has no expiry date and may be converted by the holder into one common share of the Company at no additional cost. Each prepaid warrant also entitles the holder to purchase one additional common share for $0.35 for a five year period from closing. In conjunction with this placement, the Company recognized placement costs of $713,093 and issued 1,320,200 agent warrants, each of which may be converted into one common share of the Company for $0.25 for a three year period from closing. All securities are subject to a hold period which expires on October 7, 2008. The proceeds net of costs were allocated to the separate equity instruments in proportion to their fair values on the date of issuance.
In February 2008, the Company approved a private placement with the Company’s Chief Executive Officer consisting of 1,136,363 units with total gross proceeds of CD$250,000, which was subject to regulatory approval. Each unit consists of one common share of the Company and one warrant. Each warrant will entitle the holder to purchase one additional common share of the Company at a price of $0.22 for two years from the date of issuance. The Company incurred issuance costs of $2,750 on the placement.
Results of Operations
During the three months ended September 30, 2008, the Company incurred a loss of $1,757,446 or $0.03 per share as compared to a loss of $915,071 or $0.02 per share for the three months ended September 30, 2007. The increased loss resulted from decreased expense reimbursements for development costs under its development contracts. For the three months ended September 30, 2008 and 2007, expense reimbursements were nil and $1,333,119, respectively. Expenses decreased even as we expanded our product line from one to six products over the past year, with two additional products announced in November 2008. Research and development costs decreased 7.5% and general and administrative costs decreased 32.7% as the company passed major hurdles in the development of product lines. The larger decrease in G&A costs was expected with many upfront costs such as equipment purchases incurred in prior years. Additionally, the Company completed its strategic hiring of professional employees who provided services previously supplied by consultants. With experience and time, efficiencies have been gained, and many of these costs are not expected to recur.

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INNEXUS BIOTECHNOLOGY INC.
The details of selected, significant differences between the three months ended September 30, 2008 and the three months ended September 30, 2007 are as follows:
Research and Development: During the quarter, gross Research and Development expenses decreased by $55,115, a decrease of 7.5% (2008 — $682,324; 2007 — $737,439). The largest decreases were in research supplies, consulting fees and the non-cash expenses of amortization and stock-based compensation. These decreases were offset by increases in compensation for research and development staff, rent and travel. The decreases in consultants and related fees and the increase in compensation for staff was due to the switch from reliance on outside consultants to permanent internal staff. Further details are provided below.
In addition to the Research and Development expenses, we also recognized capitalized development costs of $1,002,742 during the first quarter of fiscal 2009 (2008 — nil) for our DXL625 product.
With respect to the Research and Development expenses, the following significant changes during the three months ended September 30, 2008 are directly related to the Company’s planned increase in R&D activity coupled with a decrease in outside consultants to reduce costs:
•
Compensation increased $23,425, or 12% (2008 — $218,283; 2007 — $194,858). Simultaneously, the use of development consultants decreased by $82,754 (2008 - $42,795; 2007 — $125,549). The combined movement in compensation and consulting costs results in an overall decreased expense of $59,329 or 19%, which reflects an intentional replacement of scientific consultants with InNexus employees for in-house development work. Employee benefits and payroll taxes decreased during the same time period from $36,519 in 2007 to $18,934 in 2008 (a $17,585, or 48% decrease). Benefit costs were higher in the prior year for both the cost of initial benefit implementation and the costs incurred to reduce the workforce at our Kentucky research facility which was closed in the prior year.

•
The value of stock based compensation recognized for development personnel and consultants decreased by $19,403 in the quarter ended September 30, 2008 (2008 - $16,312; 2007 — $35,715), resulting from both lower valuations of the options for consultants resulting from current stock market levels, and also the forfeiture of options held by prior consultants.

•
Fees related to the Scientific Advisory Board increased $10,926 from the same quarter last year (2008 — $23,270; 2007 — $12,344). These fees were first recognized in fiscal 2008 as the Board was implemented toward the end of the prior year and began directly overseeing the increased development activity of the Company.

•
Director fees related to the oversight of product development increased $12,266 (2008 — 6,949; 2007 — $19,215) as the expanded product lines and increased staff levels to serve them required more frequent interaction with management.

•
Research supplies decreased by $30,550, or 42.3%, during the quarter ended September 30, 2008 (2008 — $41,657; 2007 — $72,207). The decrease reflects the increased costs of stocking new laboratory space during the prior year.

•
Travel expenses related to research and development increased $18,787 during the quarter ended September 30, 2008 (2008 — $42,797; 2007 — $24,010), resulting from increased use of InNexus employees for development activities and their related travel costs for training, presentation of results at scientific conferences, and oversight of animal testing by independent third parties.

•
Net rent expense for development activities after sub-lease proceeds increased $39,340 from $37,072 in 2007 to $76,412 in 2008 as the Company first began using all of its available laboratory space for the expanded product line. The Company also incurred increased common costs under the Company’s lease agreement.

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INNEXUS BIOTECHNOLOGY INC.
•
Amortization expense decreased by $27,870 from $94,299 in 2007 to $66,429 in 2008. The reduction in amortization resulted from several factors: a slowdown in asset purchases as the laboratories became more fully equipped, capitalization of amortization costs related specifically to product DXL625 (costs which had previously been expensed), and some intellectual property costs which had completed full amortization during the year, and thus are no longer generating amortization expense.

•
Legal and accounting expense for research and development activities increased $15,433 from $53,684 in 2007 to $69,117 in 2008 resulting from the expansion and renewal of patent protections for the Company’s intellectual property.

General and Administrative: During the first quarter, General and Administrative expenses decreased by $489,110, a decrease of 33% (2008 — $1,497,676; 2007 — $1,008,566). Related party general and administrative expenses in fiscal 2008 included $78,524 of stock based compensation and consulting fees for directors of the Company who are not also officers. Generally, the decrease in gross general and administrative expenses in the first quarter of fiscal 2009 correlates with decreases in consulting fees, stock-based compensation, rent, and marketing costs. These decreases reflect the Company’s transition to using employees for professional services and becoming more efficient in its marketing activities and use of office space for G&A activities.
With respect to general and administrative expenses, the following significant increases occurred during the year and account for $466,600 (95%) of the $489,110 change in this category compared with the same period in the prior year:
•
Compensation increased by $96,779 (2008 — $353,565; 2007 — $256,786) during the quarter ended September 30, 2008 compared to the same quarter in the prior year. Increases resulted primarily from the addition of personnel to oversee increasing regulatory compliance requirements. InNexus’ rapid approach toward FDA applications for its expanding developing product line has created its need for regulatory compliance personnel, as have new financial compliance requirements for internal controls over financial reporting, the change in accounting to International Financial Reporting Standards and continued compliance with securities regulations in both Canada and the United States. In addition, the Company increased administrative support personnel to oversee increased operations.

•
Consulting fees decreased $335,381 in the current year from $365,773 in the prior to $30,392 in the first quarter of the current year as the company continued its replacement of outside consultants with internal personnel for recurring matters.

•
The value of stock based compensation recognized for administrative personnel and consultants decreased by $133,530 in the quarter ended September 30, 2008 (2008 - $7,235; 2007 — $140,765), resulting from both lower valuations of the options for consultants resulting from current stock market levels, and also the forfeiture of options held by prior consultants.

•
Net rent expense allocated to non-laboratory space decreased by $110,993 (2008 — $44,401; 2007 — $155,394) as the Company allocated rent costs to research and development projects with the construction and full utilization of labs at the Scottsdale facility. In addition, sublease rental income was offset to rent expense in the current fiscal quarter.

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INNEXUS BIOTECHNOLOGY INC.
•	Director fees increased $93,602 (2008 — 132,982; 2007 — $39,380) as the Company incurred costs for more frequent meetings and travel related to an increased corporate activity level.
•	Marketing and promotion decreased by $69,887 (2008 — $6,845; 2007 — $76,732) resulting from decreased activity in investor relations and public announcements.
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Legal and accounting expenses increased by $94,368 (2008 — $300,452; 2007 - $206,084). Increases resulted from increased accounting personnel and a higher level of legal activity for corporate governance activity, a larger product line, and increased patent activity.

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Foreign currency translation expenses decreased by $57,646 (2008 — ($63,125); 2007 - ($5,479)) as the Canadian dollar gained strength over the year against the United States dollar, where the Company has significant transactions. The Company also increased transactions in its US currency, contributing to the improvement in foreign currency translation expense.

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Travel expenses related to corporate governance and investor relations during fiscal 2008 decreased by $43,912 (2008 — $44,403; 2007 — $88,315) as a greater proportion of travel was for scientific conferences and presentation of research results.

During the quarter ended September 30, 2008, the Company received interest income of $1,139 (September 30, 2007 — $32,055) and interest expense of $67,695 (September 30, 2007 — $45,130). Prior year saw larger average cash balances due to equity placements and greater amounts of stock option and warrant exercises while the rate of interest on preferred shares — series A increased during the past year.
Selected Annual Information
Expressed in Canadian $

	Year ended	Year ended	Year ended
	June 30, 2008	June 30, 2007	June 30, 2006
Revenue	1,010	15,274	Nil
Net loss	5,887,642	5,172,010	2,932,875
Per share — basic and diluted	(0.11)	(0.13)	(0.12)
Total assets	6,206,501	7,489,030	1,365,446
Long-term liabilities	Nil	1,492,142	Nil
Dividend accrued on Preferred Shares — Series A	603,541	359,087	160,329
Summary of quarterly Results
Expressed in Canadian $

	Q1-09	Q4-08	Q3-08	Q2-08	Q1-08	Q4-07	Q3-07	Q2-07
Revenue	Nil	Nil	Nil	1,010	Nil	15,274	Nil	Nil
Net Income
(Loss) (1)	(1,757,446)	(1,791,933)	(1,133,162)	(2,047,476)	(915,071)	(2,215,445)	(1,326,307)	(716,949)
(Per Share) (2)	(0.03)	(0.03)	(0.03)	(0.05)	(0.02)	(0.06)	(0.03)	(0.03)

(1)	Net loss per quarter and on a per share basis is the same as net loss before extraordinary items.

(2)	Diluted loss per share is the same as basic loss per share as the effect of outstanding options, warrants and other dilutive instruments would be anti-dilutive.
Trend analysis:
Throughout the quarter ended September 30, 2008, the Company continued to perform in accordance with the business strategy it built in prior years, whereby additional pre-clinical drug candidates were selected and entered into development using the application of our DXL™ technology. Specifically, drug candidate DXL1218 was added to our existing products, DXL625, DXL702, DXLr120, our DXLdiagnostics™ tool and our patented DXLmouse™.

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INNEXUS BIOTECHNOLOGY INC.
As expected, InNexus experienced significant research and development costs related to its expanded and continuing development efforts.
Accordingly, the Company continued an operating financial trend established in the prior year as research and development activity increased consistently from prior year, resulting from the drive of development activity for the DXL™ products. The increase in development activity resulted in a proportionate increase in net loss for the first quarter of fiscal year 2009 since the development costs up to the amount of the contract were reimbursable under the Company’s contract with Royalty Pharma. As a result of the exhaustion of reimbursements, net loss increased during the three months ended September 30, 2008. Net loss for the same period in the prior year was reduced by $1,333,119 due to the reimbursements. The Company is not expecting further development cost reimbursements under the contract and is expecting that net loss will increase in future periods as a result.
Cash flows from operations for the first quarter of fiscal year 2009 were similar to the first quarter of the prior year as net development expenses after the Royalty Pharma contract reimbursements were comparable. Investing cash outflows increased as reductions in cash spent on equipment and facilities was more outpaced by the capitalization of development costs for product DXL625.
In addition to contractual cost reimbursements for development activities under the Royalty Pharma contract, the Company relied on its traditional trend of equity financing while also using its cash balances for operations. The Royalty Pharma contract calls for potential additional cash proceeds for meeting specified milestone, and the Company may meet these milestones in future periods resulting in cash infusions for additional development efforts.
Liquidity and Capital Resources
At September 30, 2008, the Company had negative working capital of $458,377 compared to $2,205,740 at June 30, 2008.
Unrestricted cash balances decreased to $978,933 at September 30, 2008 from $3,121,819 at June 30, 2008. The cash balance from June 30, 2008 provided the cash source to cover our operating activities (cash uses of $1,113,555 in the first quarter of fiscal 2009) and our investments of $1,004,331 (laboratory property and equipment of $86,571 and capitalize development costs of $917,760). In addition, we incurred $25,000 for potential future financings.
In the fourth quarter of fiscal 2007, the Company entered into a sales agreement whereby significant operating revenues could occur. There is a potential US$30,000,000 which would be received upon InNexus’ meeting specified milestones in the contracts; as of September 30, 2008, certain of these milestones have been met, however, there is no guarantee that the Company will be able to meet the conditions of the contract which will result in additional sales proceeds. Nor is there any assurance that additional sales contracts will follow.
On November 21, 2008 in a private placement, the Company issued $2,458,000 of unsecured convertible debentures. The notes mature on November 21, 2010 and accrue interest at 10% payable quarterly beginning November 21, 2009. The notes are convertible at the option of the holder into common shares of the Company at a conversion price of $0.10 per common share. The Company may opt to redeem the convertible debentures at the $0.10 conversion price if the Company’s common stock price exceeds $0.30 for thirty consecutive trading days prior to the maturity date. For the notes, the Company received cash proceeds of $998,135, satisfaction of accrued and future expenses of $175,394 and applied a redemption of 10,000 preferred shares — series A at $100 per share and accrued dividends on the shares of $294,466 (note 8(c)).

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INNEXUS BIOTECHNOLOGY INC.
$530,000 of the placement was made with board members and senior management of the Company. A non-related party received a $10,500 finder’s fee in accordance with policies of the TSX Venture Exchange.
The Company has traditionally relied and still relies on obtaining capital through the sale of its securities and expects to do so until it is able to secure adequate revenue from licensing and/or sales of its technologies, or other operating activities. The sale of securities is highly dependent upon numerous conditions, such as the state of the capital markets, success in contractual negotiations with third parties, success of products using the Company’s technology and other factors, many of which are largely out of the Company’s control. The Company has, in the past, been successful in securing sufficient funds through the sale of its securities to meet its operating requirements, and anticipates that it will continue to do so, but there is no assurance that it will be able to raise sufficient capital to fund its operations through the sale of its securities on terms favorable to the Company.
Commitments
1. In March 2008 at the Company’s annual general meeting, the shareholders approved payment of compensation to the Company’s CEO as consideration for additional proceeds, if any, received by the Company under the Royalty Pharma contract. As of June 30 and October 24, 2008, no additional proceeds had been received and no additional compensation was owed.
2. On September 27, 2006, the Company signed a non-cancelable operating lease agreement for its laboratory and office space located on the campus of the Mayo Clinic in Scottsdale, Arizona. The agreement calls for payments of US$55,902 per month through September 2016.
Anticipated minimum annual rental payment under the agreement (US$):

2009 (nine months remaining)	$503,118
2010	670,824
2011	670,824
2012	670,824
2013	670,824
Thereafter	2,180,178

$5,366,592

Related party transactions:
During year quarter ended September 30, 2008, the Company incurred nil (quarter ended September 30, 2007 — $78,524) for management and administrative services and research fees from related parties who are related to officers or directors of the Company.
Changes in Accounting Policies
During the year ended June 30, 2008, the Company changed its functional currency to the United States dollar from the Canadian dollar.
On July 1, 2008, the Company implemented policies related to the following new accounting pronouncements:
•
CICA Handbook Section 1535, Capital Disclosures, which requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

•
CICA Handbook Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Statements — Presentation, which replaced Handbook Section 3861, Financial Statements — Disclosure and Presentation. The replacement revises and enhances disclosure requirements and carries forward unchanged the existing presentation requirements.

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INNEXUS BIOTECHNOLOGY INC.
•
CICA Handbook Section 1400, General Standards of Financial Statement Presentation which was amended to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern. When preparing financial statements, management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern.

CICA Handbook Section 3064, Goodwill and Intangible Assets, amends the standards for recognition, measurement, presentation and disclosure of intangible assets for profit-oriented enterprises. These standards are effective for the Company’s annual and interim financial statements beginning July 1, 2009. Standards concerning goodwill are unchanged from previous standards.
Equity Securities Issued and Outstanding
The Company had 69,621,116 common shares authorized, issued and outstanding as of June and September 30, 2008 and November 21, 2008. As at June 30 and September 30, 2008, 1,473,164 outstanding common shares remained in escrow.
As of June 30, September 30, and November 21, 2008, the Company had authorized, issued and outstanding 5,646,395 prepaid stock purchase warrants which are convertible at the option of the holders into an equal number of the Company’s common shares without any payment of additional cash. The company considers the prepaid warrants as equivalent to common shares for the purpose of computing losses per share.
At June 30, September 30, and November 21, 2008 the Company had 2,258,594 outstanding exchangeable preferred shares issued by InNexus Exchange Corp., which at the option of the holder, are convertible into an equal number of common shares of the Company at no additional cash consideration. As at June 30, September 30 and November 21, 2008, 1,175,156 of the issued exchangeable preferred shares remained in escrow.
In conjunction with the Convertible Preferred Share financing completed by the Company in October 2005, there were 22,565 convertible preferred shares issued and outstanding as at June 30 and September 30, 2008. At November 21, 2008, 12,565 convertible preferred shares — series A remain after converting some to convertible debentures on November 21, 2008 (see section on “Private Placements of Securities”). Each convertible preferred share is convertible into 400 common shares of the Company; at June 30, September 30, 2008, 9,026,000 common shares of the Company had been allotted for future conversion (5,026,000 at November 21, 2008, with an additional 4,000,000 allotted for conversion of the November 18, 2010 convertible debentures).
As at September 30 and November 21, 2008, 8,239,509 stock options with a weighted average exercise price of $0.37 as well as 28,742,488 share purchase warrants with exercise prices ranging from $0.17 to $1.34 were outstanding. The Warrant Certificate entitles the holder to surrender the warrant and to receive in exchange a lesser number of shares than the holder would have received had the holder paid cash to exercise the warrant, and the reduction of common shares received by the holder is equivalent, at the market price on the exercise date, to the amount of cash that would have been paid to exercise the warrant.

12

INNEXUS BIOTECHNOLOGY INC.
Current Outlook and Business Risk Factors
Within the last 12 months, we have transformed nearly every aspect of our company and how we do business. The decision to focus on product development gave us great clarity to our mission. We built a team of industry and regulatory expert leaders, an interactive and engaged Scientific Advisory Board, a team of commercially experienced scientists and added to our Board of Directors a group of highly qualified independent individuals. We built state-of-the-art R&D laboratories located on the campus of the Mayo Clinic and staffed them with a team of qualified professionals focused on the development of DXL™ products. We secured an excellent long-term partner in Royalty Pharma and also obtained significant funding through equity placements and payments under the Royalty Pharma transaction. And, perhaps most significantly, we formally announced our first-ever product — DXL625 (CD20) for non-Hodgkin’s lymphoma (NHL), as well as DXL702, DXLr120 (CD20), DXLmouse and DXLdiagnostics.
As a result, we begin fiscal year 2009 as a fundamentally changed company — one that has now largely made the shift from a more passive technology licensing company to a dynamic — and fully operational — drug development company. In the coming year, as we continue to progress our company, we believe we are well positioned to take advantage of market trends as antibody-based products are widely expected to be the primary source of growth in the Biotechnology industry over the next decade. Within this space, cancer therapeutics are expected to be the fastest growing type of product and we also believe our DXL™ technology gives us a significant strategic advantage in developing new antibody-based cancer therapeutics, such as our DXL625 (CD20), as well as other DXL™ based products.
Technology platform companies face many and varied risks, many of which are the same industry risks faced by companies in direct research and development of pharmaceutical products. While InNexus strives to manage such risks to the extent possible and practical, risk management cannot completely eliminate risk. The following factors are those the Company’s management believes are most important in the context of the Company’s business.
We are establishing a biotechnology development business and there are no developed or approved products incorporating our DXL™ technologies. We currently rely solely on our DXL™ technology, and if our product development efforts are unsuccessful, our ability to generate revenues, cash flows and earnings will be impaired or non-existent. In addition, we have a history of losses and anticipate that we will continue to incur losses for the foreseeable future. Traditionally, we have been dependent on our collaborators’ efforts to perform research and development activities. During the past year, we built and staffed our new laboratory facilities in order to retain our development efforts within the Company. If we are unable to develop monoclonal antibody based products utilizing our DXL technology platform, we will not be able to achieve profitable operations. As a result, we need to raise additional capital at favorable terms to fund our operations. The lack of additional capital or profitable products stemming from either internal development or collaborative arrangements could dilute our shareholders’ equity or eventually compel the Company to cease operations.
We are dependent upon our key personnel, the loss of whom would make it difficult to manage our business operations and may jeopardize the development of our DXL products. Any potential products resulting from our DXL™ technology will require research and development and significant testing before they may be marketed commercially. Furthermore, it is uncertain whether any potential products will require regulatory approval, which can be a long process, which could delay approval and our ability to market the product and generate revenues. Our technology may also become obsolete or otherwise fail to keep pace with the industry’s evolving requirements. Failure to obtain market acceptance for products would negatively impact our revenue and ability to operate profitably.

13

INNEXUS BIOTECHNOLOGY INC.
From time to time the Company is involved in litigation relating to claims arising from its operations in the normal course of business. The Company utilizes various risk management strategies, including employee education and the maintenance of liability insurance against certain risks. Though all litigation contains inherent uncertainty, the Company does not currently believe that the resolution of any legal proceedings is likely to have a material adverse effect on the Company’s financial position, operations or cash flows in the future.
Our proprietary technology may require unpredictable and costly protection. Failure to protect our technology could result in additional competition for our potential products from third parties who may infringe on our technology. In addition, claims of infringement on proprietary rights of third parties may prevent us from marketing our technology or using it to develop products, or we may be required to enter into a license agreement to do so. These situations may negatively impact our ability to generate revenues, cash flows and earnings.
We could be exposed to significant liability claims if we are unable to continue to obtain insurance at acceptable costs and adequate levels, or otherwise protect ourselves against claims. Also, our business may be materially affected by cost-containment efforts of governmental and third party payers to reduce costs of health care, such as pricing restriction on pharmaceutical products, including ours.
The market price of the Company’s common shares could be subject to wide fluctuations in response to, and may be adversely affected by, quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts, or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations. We are also subject to currency exchange rate fluctuations between the Canadian, US and Barbadian dollars. Exchange rate volatility can have a significant effect on the market prices of securities issued by companies for reasons unrelated to their operating performance. No dividends have been paid to date on the Company’s common shares. The Company anticipates that for the foreseeable future the Company’s earnings, if any, will be retained for use in its business and that no cash dividends will be paid on the common shares.
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.
The Company is not required to file an Annual Information Form under current security legislation and thus has not filed one.
Disclaimer
The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all documents file on SEDAR (www.SEDAR.com). No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

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INNEXUS BIOTECHNOLOGY INC.
Forward-Looking Statements
Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward looking statements are usually identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the effectiveness of the Company’s business model; future operations, products and services; the impact of regulatory initiatives on the Company’s operations; the size of and opportunities related to the markets for the Company’s products; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.
Forward-looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and are generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

15

Form 52-109FV2
Certification of interim filings — venture issuer basic certificate
I, Jeff Morhet, Chief Executive Officer of INNEXUS BIOTECHNOLOGY INC., certify the following:
1.
Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of InNexus Biotechnology Inc. (the “issuer”) for the interim period ended September 30, 2008.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 26, 2008

“Jeff Morhet” Jeff Morhet, CEO
NOTE TO READER
In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of
i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2
Certification of interim filings — venture issuer basic certificate
I, Wade Brooksby, Chief Financial Officer of INNEXUS BIOTECHNOLOGY INC., certify the following:
1.
Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of InNexus Biotechnology Inc. (the “issuer”) for the interim period ended September 30, 2008.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 26, 2008

“Wade Brooksby” Wade Brooksby, CFO
NOTE TO READER
In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of
i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.